Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Nine Months Ended September 30,		Years Ended Dec. 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars in millions)
EARNINGS:
Net income	$120.8	$117.2	$152.3	$89.5	$118.4	$113.5	$105.3
Income taxes (a)	59.6	71.0	98.3	45.8	68.4	59.3	62.2

Income before income taxes	180.4	188.2	250.6	135.3	186.8	172.8	167.5

Fixed charges as defined	80.7	79.0	101.6	99.9	90.7	84.8	81.9

Adjustment for undistributed equity earnings	(4.5)	(3.9)	(5.6)	(7.1)	(6.1)	(6.7)	(3.8)

Total earnings as defined	$256.6	$263.3	$346.6	$228.1	$271.4	$250.9	$245.6

FIXED CHARGES:
Interest expense	$60.0	$58.5	$78.6	$74.8	$62.2	$49.6	$48.3
Estimated interest component of rent expense	20.7	20.5	23.0	25.1	28.5	35.2	33.6

Total fixed charges as defined	$80.7	$79.0	$101.6	$99.9	$90.7	$84.8	$81.9

Ratio of Earnings to Fixed Charges	3.18	3.33	3.41	2.28	2.99	2.96	3.00

Preferred dividend requirements (pre-tax basis) (b)	$3.7	$4.0	$5.4	$5.0	$5.2	$5.0	$5.2

Fixed charges and preferred dividend requirements	$84.4	$83.0	$107.0	$104.9	$95.9	$89.8	$87.1

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	3.04	3.17	3.24	2.17	2.83	2.79	2.82

(a)	Includes net interest related to unrecognized tax benefits.
(b)	Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate.